ZONARE Medical Systems, Inc.
420 N. Bernardo Ave
Mountain View, CA 94043-5209
December 17, 2008
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Perry J. Hindin, Special Counsel
Gabriel Eckstein

Re:	ZONARE Medical Systems, Inc.
Registration Statement on Form S-1 (File No. 333-152074)
Application for Withdrawal of Registration Statement
Dear Mr. Hindin:
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ZONARE Medical Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-152074, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 2, 2008.
          At this time, due to current public market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
          Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (650) 230-2825, with a copy to the Company’s legal counsel, Patrick A. Pohlen of Latham & Watkins LLP, via facsimile at (650) 463-2600.
          The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
          The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.
          If you have any questions regarding this application, please contact Patrick A. Pohlen of Latham & Watkins LLP by telephone at (650) 328-3067 or by fax at (650) 463-2600. Thank you for your attention to this matter.

Very truly yours,
/s/ Timothy A. Marcotte

Timothy A. Marcotte Vice President and Chief Financial Officer

cc:       Patrick A. Pohlen, Latham & Watkins LLP